Filed by 1Life Healthcare, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Iora Health, Inc. (Commission File No. 001-39203) The following communication is being filed in connection with the acquisition of Iora Health, Inc. by 1Life Healthcare, Inc.

1 + Transforming healthcare for all through a human-centered, technology-powered model at every stage of life June 2021

2 Additional Information and Where to Find It 1Life Healthcare plans to file with the SEC, and the parties plan to furnish to the security holders of Iora Health and 1Life Healthcare, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of 1Life Healthcare and will include an information statement of Iora Health, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora Health shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of 1Life Healthcare. The proxy statement/prospectus described above will contain important information about 1Life Healthcare, Iora Health, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all 1Life Healthcare stockholders. 1Life Healthcare also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of 1Life Healthcare are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger. Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by 1Life Healthcare through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from 1Life Healthcare by contacting 1Life Healthcare’s Investor Relations by email at investor@onemedical.com, or by going to the 1Life Healthcare web page at https://investor.onemedical.com and clicking on the links titled “Financials Information” and “Investor Services.” The respective directors and executive officers of 1Life Healthcare and Iora Health may be deemed to be participants in the solicitation of proxies from 1Life Healthcare’s stockholders and written consents from the security holders of Iora Health in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Forward-Looking Statements This presentation and any accompanying oral presentation or communication contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. 1Life Healthcare’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of 1Life Healthcare to timely and successfully achieve the anticipated benefits and potential synergies of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in 1Life Healthcare’s most recent filings with the SEC, including 1Life Healthcare’s Annual Report on Form 10-K for the year ended December 31, 2020 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on the 1Life Healthcare web page at https://investor.onemedical.com and clicking on the link titled “Financial Information.” Any financial projections in this filing are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many or which are beyond One Medical’s and Iora Health’s control. While all projections are necessarily speculative, One Medical and Iora Health believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this filing should not be regarded as an indication that One Medical and Iora Health, or their representatives, considered or consider the projections to be a reliable prediction of future events. The forward-looking statements included in this presentation are made only as of the date hereof. 1Life Healthcare assumes no obligation and does not intend to update these forward-looking statements, except as required by law. Disclaimer

3 Market and Industry Data This presentation also contains statistical data and estimates made by independent parties and by One Medical and Iora Health relating to market size and growth, as well as other data about industries and businesses. This data involves a number of assumptions and limitations, and neither One Medical nor Iora Health have independently verified the accuracy or completeness of this data. Neither One Medical, Iora Health nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of future performance and the future performance of the markets in which One Medical and Iora Health operate are necessarily subject to a high degree of uncertainty and risk. No Offer or Solicitation This presentation and any accompanying oral presentation or communication are not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus that meets the requirements of Section 10 of the Securities Act of 1933, as amended. Non-GAAP Financial Measures Financial measures included in forecasts provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Iora Health projections, One Medical and Iora Health combined company projections, and estimated synergies included in this presentation are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the One Medical board of directors, Iora Health, or One Medical's or Iora Health's respective financial advisors in connection with the merger. Accordingly, no reconciliation of such financial measures is provided in this presentation. Disclaimer

4 Transaction Details Pro Forma Ownership • One Medical shareholders: 73.25% • Iora Health shareholders: 26.75% Board and Management • A designee of Iora Health will join the One Medical Board • Rushika Fernandopulle will become One Medical’s Chief Innovation Officer • One Medical will file an S-4 with the SEC and hold a shareholder meeting to approve the transaction • Expect the transaction to close in late Q3 or Q4 of 2021 • Subject to customary closing conditions including applicable regulatory approvals Closing Merger Consideration • One Medical to acquire 100% of Iora Health in an all stock transaction • Iora Health shareholders will receive 56.1 million shares of One Medical common stock • Based on the closing share price of One Medical’s common stock of $35.59 on June 4th, 2021, the total transaction is valued at approximately $2.1 billion

Strategic Rationale - One Medical + Iora Health

Creating a leading member-based, technology-powered primary care model for every stage of life

Transforming health care for all from within	• Similar missions of transforming healthcare with human-centered and technology-powered models • Alignment of two primary care models serving key stakeholders – Consumers, Employers / Payers, Providers, Health Networks • Expands proven track records of delivering premier care, membership growth, population health, and cost management across Commercial and Medicare
Distinct models driving competitive advantages	• Membership-based relationships via employer sponsorships, direct-to-consumer, and attributed lives • Proprietary technology platforms support key stakeholders with digital health, inviting in-person care, employed salaried providers, and health network partnerships • Combination enables a lifetime relationship with members and enhances One Medical's risk-taking capabilities
Significant Enlargement of TAM	• Adds ~$700B in TAM, for combined TAM of ~$870 Billion across Commercial Primary Care and Total Medicare • ~40% of the U.S. population live in One Medical & Iora Health's combined 28 geographic markets, creating a large membership growth opportunity
Accelerates Our Growth Levers	• New populations and full-risk models • Expand in existing markets • Enter new markets • Increase enterprise, consumer and Medicare members • Expand health network partnerships, including new payer relationships • Expand services offerings
Attractive Financial Profile and Opportunity	• Accelerates One Medical's standalone long-term annual revenue growth target of mid-20%+ to a pro forma CAGR of mid-30% from 2020 - 2030 • Expands One Medical's existing capabilities of driving membership growth, member engagement, and total healthcare cost savings into Medicare • Opportunity to create significant value from revenue and cost synergies as well as capex savings

5

6 + Most Consumer Centered Healthcare Company(1) One Medical virtual + in-person primary care linked to 45% lower benefits costs(2) The Digital Health Startups Transforming The Future Of Healthcare(1) Combining two human-centered, technology-powered primary care platforms transforming healthcare for every stage of life A membership-based primary care platform with seamless digital health and inviting in-person care, convenient to where people work, shop, live and click A human-centric, value-based primary care group with built-for-purpose technology focused on serving Medicare patients (1) 2019. (2) JAMA, Network Open 2020, “Utilization and Cost of an Employer-Sponsored Comprehensive Primary Care Delivery Model.” Listed as one of the Most Innovative Companies(1) ● Longitudinal value-based care model largely serving Seniors in full-risk contracts ● Purpose-built technology ● Salaried-provider model ● Success in managing global capitation risk with proven cost savings ● Relationships with leading Medicare Advantage plans, Original Medicare, and new Medicare Direct Contracting program ● Member-based longitudinal relationships serving consumers and employers ● Purpose-built technology ● Salaried-provider model ● Proven cost savings of 8% - 45% to employers ● Clinical and digital integrations with premier health network partners ● Relationships with leading health plans

7 One Medical + Iora Health Aligned missions, models and cultures to transform healthcare Positions One Medical to advance the health of members across every stage of life Extends One Medical’s platform to deliver multi-modal care -- with 24/7 national digital health and in-person care -- across a combined 28 markets Accelerates the expansion of two high-growth organizations, with complementary cultures and models serving as a premier place to practice modernized healthcare Opportunity to create significant value, with an expected $350+ million in annual revenue synergies by 2025, ~$30 million in annual net cost synergies by 2025, and with ~$30 million in cumulative capex savings through 2025 Creates a premier national member-based, technology-powered primary care platform to deliver better health, better care, and lower costs seamlessly across Commercial and Medicare populations Expands potential market opportunity to $870 billion across Commercial and Medicare segments, including the new Medicare Direct Contracting program Enhances One Medical’s risk-taking capabilities and extends One Medical into full-risk Medicare reimbursement models Amplifies power of purpose-built technologies to deliver premier member experiences, population health, provider support, and value-based care across every stage of life

Current System Failing All Stakeholders

Consumers



81% Dissatisfied with Consumer Experience [1]

Providers



50% Burnout within Family Physicians in Primary Care [4]

Employers & Payers

Constrained Access to Care



29

Days wait to see a Family Physician [2]

Employer health benefit costs exceeding **$21,000** for family coverage in 2020 [3]

Aging US population not served well, with medical spend for this group expected to increase **8%** through 2028[6]

Health Networks



75% Operate their primary care networks at a loss or are willing to [5]

76% Pursue or are likely to pursue external relationships to build physician networks [5]

(1) Prophet and GE Healthcare Camden Group Study 2016
(2) 2017 Merritt Hawkins Survey of Physician Appointment Wait Times
(3) Kaiser Family Foundation Employer Health Benefits Survey 2020
(4) Mayo Clinic Proceedings 2019
(5) American Hospital Association - Society for Healthcare Strategy & Market Development, 2019
(6) Centers for Medicare & Medicare Services

8

One Medical Transforms Health Care for Key Stakeholders

Consumers



90
Net Promoter Score[1]

90%ile
Quality Scores (HEDIS Subset)[2]

Providers



100%
Provider salary model for aligned incentives

40%+
Fewer provider EHR tasks vs. industry[4]

Employers & Payers



0-1 Day wait for appointment

Virtual care typically within minutes

8-45% Employer savings[3]

33% Lower ER Costs[3]

Health Networks



100% Participation in leading health plan networks[5]

100% Members with digital integration with network partners[6]

(1) For the 12 months ended December 31, 2020. NPS measures willingness of consumers to recommend our services to others based on consumer surveys. We use NPS to gauge overall member satisfaction with providers and loyalty to our brand. NPS ranges from -100 to 100. (2) HEDIS stands for Healthcare Effectiveness Data and Information Set. This is a subset of those metrics related to primary care. (3) 8% savings per client case study, and 45% total and 33% ER savings published in JAMA Network Open Publication in 2020. (4) FY19 One Medical estimate vs. 2019 industry comparison - EHR Industry tasks, Health Affairs 38, No. 7. (5) As of December 31, 2020. (6) As of December 31 2020, 100% of members are covered under health network clinically integrated partnerships.

9

Iora Health: Similarly Transforms Health Care for Key Stakeholders



Consumers

78
Net Promoter Score[(1)]

~19x
Avg. Member Engagements Per Year[(2)]



Providers

100%
Provider salary model

20%
Higher provider engagement vs. industry[(5)]



Payers

Track record of **improving Medical Claims Expense Ratio** with member tenure (**27 Percentage Points** improvement over 4 years)[(3)]

40%+ Fewer ER Visits[(4)]

~40% Reduction in inpatient admissions[(4)]



Health Networks

Participating in a growing number of Medicare Advantage health plans, as well as original Medicare, and new Medicare Direct Contracting Program

~8% Average Annual Medicare Market Growth 2019 - 2028[(6)]

(1) Represents Iora Health's YTD net promoter score as administered by Press Ganey for 12 months ended 12/31/2020. NPS measures willingness of consumers to recommend services to others based on consumer surveys. NPS gauges overall member satisfaction with providers and loyalty to brands. NPS ranges from -100 to 100. (2) For the 12 months ended 12/31/2020 Iora Health had ~19 average engagements per member per year: ~16 digital and ~3 in-person (3) Medical Claims Expense Ratio defined as "Medical Claims Expense" / Revenue. Additional detail on slide "Iora Health: Business Model." (4) Iora Health estimate compared to Medicare benchmark. (5) Per 2020 survey conducted by Culture Amp. (6) Centers for Medicare & Medicare Services.

10

11 Iora Health: Membership Model Delivers for Seniors Vision To be the national platform for human-centric, value-based care, driving transformation of the healthcare industry and improving the lives of millions of seniors Leading national primary care platform with strong brand, proven ability to lower costs, and customer-centric focus Headquartered in Boston with ~600 employees, taking care of ~38K members(1) across 10 Markets in the U.S. Longitudinal value-based care membership model with 78 NPS(2) Participating in full-risk Medicare reimbursement models such as Medicare Advantage and Medicare Directing Contracting Value-based contracts with a growing number of top national payers (Humana, Cigna, United, among others) Technology-enabled primary care with 19 average engagements per member per year -- ~16 digital and ~3 in-person(3) (1) As of 3/31/2021. (2) Represents Iora Health’s YTD net promoter score as administered by Press Ganey for 12 months ended 12/31/2020. NPS measures willingness of consumers to recommend services to others based on consumer surveys. NPS gauges overall member satisfaction with providers and loyalty to brands. NPS ranges from -100 to 100. (3) For 12 months ended 12/31/2020.

12 Iora Health: Multi-Modal Membership Model High-touch, White Glove Service ● Care model based on developing trusted, longitudinal relationships ● 30 - 60 minute visits for full engagement with the care team ● Virtual visits from the comfort of a member’s home ● Supplemental services include yoga classes, wellness, and home visits ● Personal transportation to appointments and back home when appropriate Inviting Facilities ● Welcoming clinics in desirable, high-traffic retail settings ● Comfortable and inviting offices with a home-like feel ● National Iora Health standards and branding with local adaptations ● On-site labs enhance convenience Digital Engagement ● Purpose-built technology supports members in managing their health ● Members can access their care team and health information on any device ● Members can communicate by both email and messaging, along with convenient online appointment scheduling ● Members can see results, trends, clinic notes and records anytime, anywhere

Iora Health: The Medicare Market is Large and Growing

Medicare Market Overview

- **$4.2 trillion** in 2021 U.S. Healthcare spend, with over **$900 billion** spent across Medicare programs (1)
- Medicare population is projected to grow from **~62 million** in 2020 to more than **70 million** in 2025 (1)
- Medicare Advantage represented **39%** of enrollees in 2020 and is projected to grow to **46%** in 2025 (2)
- Seniors are **~17%** of the U.S. population today and projected to grow to ~**22%** by 2050 (1)



Original Medicare Enrollment (2)
Medicare Advantage Enrollment (2)
62M
64M
66M
68M
69M
71M
2020
2021E
2022E
2023E
2024E
2025E

New Direct Contracting Program

- A new **value-based payment program** enabling provider groups to take full risk on Original Medicare
- **Program started in April 2021** to support the ~40M individuals with Original Medicare nationwide
- Iora is in the **global direct contracting model** across all of its markets, with the ability to expand into new geographies
- Meaningfully **increases Iora Health's TAM** and growth opportunities

~40% of Iora Health's members are on Original Medicare (3)

Opportunity to enroll members into the Direct Contracting program over time



Original Medicare
Medicare Advantage
Commercial

Note: Direct Contracting Program went live in April 2021. (1) Centers for Medicare & Medicare Services (2) Congressional Budget Office (3) As of 12/31/20.

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14 Aligned Membership-Driven Business Models 2021E Revenue (4)$299M Medical Claims Expense Ratio improvement over 4 Years (5)27 2017-2021E Revenue CAGR (4)45% 2021E Revenue (1)$475M Employer Medical Cost Savings (3)8%-45% Q1 2021 Total Members38K 2017-2021E Revenue CAGR (1)28% (1) 2021 Represents the mid-point of $465M - $485M revenue outlook provided on 5/12/2021. (2) Based on 12 months ended 12/31/2020. (3) 8% per client case study, and 45% published in JAMA Network Open Publication in 2020. (4) Iora Health 2021 revenue based on One Medical Management-Adjusted Iora Health Projections. (5) Medical Claims Expense Ratio defined as “Medical Claims Expense” / Revenue. Refer to slide titled “Iora Health: Business Model” for additional detail. + Avg. Member Engagements Per Year (2)~19Avg. Member Engagements Per Year (2) Q1 2021 Total Members598K ~10 One Medical Iora Health 2017- Q1 2021 Membership CAGR43%2017-Q1 2021Membership CAGR27% %age points

15 Technology-Powered Proprietary Platforms One Medical Iora Health ~45% of members visit web/app monthly (1) 5x digital to in-person engagement(1) 50%+ completion of member health tasks (1) 100+ conditions with automated follow up (2)  40%+ reduction in provider EHR tasks (3) 95%+ generic Rx powered by algorithms (4) 100% of members within health network partnerships with digital interoperability (5) 45K+ average digital patient communications per month(1) 5x digital to in-person engagement(6) 150+ decision support elements across ~20 condition /demographic pathways(2) 1 in 10 new actively managed chronic conditions identified by population health analytics platform(1) 95%+ generic Rx powered by algorithms(1) 90% of hospital admissions/ER visits with real time notifications(1) (1) Data from December 31, 2020 last twelve months. (2) As of December 31, 2020. (3) FY'19 One Medical estimate vs 2019 industry comparison - EHR Industry tasks, Health Affairs 38, No. 7. (4) For common conditions. (5) As of December 31, 2020, all members are covered by health network partners. (6) In FY 2020, Iora Health had ~19 average engagements per member per year: ~16 digital and ~3 in-person

16 Iora Health Accelerates Our Growth Strategy ✓ = strategies enhanced by Iora Health Opportunity to serve adjacent Commercial and Medicare populations across our combined 28 markets and beyond Expand Margin with Tech & Ops Leverage Expand Services, Populations, Channels Grow New Markets and Network Partnerships Grow Membership in Existing Markets ▪ Increase consumer awareness and brand recognition ▪ Continue to increase growth with employees and their dependents ▪ Increase engagement across all members ▪ Grow alongside our employer sponsors ▪ Expand into new Markets ▪ Enroll large multi-market employers ▪ Grow across footprints of existing health network partners ▪ Develop new health network partnerships in new markets ▪ Technology to further reduce in-office provider desktop medicine burdens and further advance virtual care efficiencies ▪ Longitudinal digital primary health care allowing for further member growth per footprint ▪ Increasing volume across existing investment base ▪ Services and program expansions (e.g. remote visits, pediatrics, behavioral health, COVID-19 care) ▪ New populations and risk models ▪ Expanded platform solutions through technology interoperability with potential channel partners and third-party offerings ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓

17One Medical Proprietary and Confidential New York San Diego Washington DC Chicago San Francisco Phoenix Seattle Los Angeles Portland Orange County Atlanta Boston Austin Raleigh-Durham* Milwaukee* National Digital Health and Expanding In-Person Care Houston* Columbus* 17 Tucson Denver Charlotte Cape Cod Hanover * One Medical announced new markets in 2021: Raleigh-Durham, Milwaukee, Columbus, Houston, Kansas City, Huntsville, and Birmingham. Announced New markets in 2022: Miami and Dallas. Greensboro Complementary geographic presence creates an opportunity to leverage existing market footprint for further extensions. 28 TotalMarkets 10 22Standalone Iora Health Markets Standalone One Medical Announced Markets Miami* Kansas City* Huntsville* Birmingham* Dallas*

Transaction Significantly Expands Addressable Market

*Opportunity to address **~$870 Billion** of the $4.2 trillion[1] U.S. Healthcare market*


One Medical TAM
Commercial Primary Care
~$170B(2)
U.S. Total
~$80B(3)
Top 50 MSAs
~$55B(3)
One Medical + Iora Health Announced Markets
~$50B(3)
One Medical's 22 Announced Markets
Iora Health TAM
Medicare Advantage Market(4)
~$250B
U.S. Total
~$125B
Top 50 MSAs
~$80B
One Medical + Iora Health Announced Markets
~$15B
Current Iora Health markets
New: Iora Health TAM
Direct Contracting Opportunity(5)
~$450B
U.S. Total
~$205B
Top 50 MSAs
~$140B
One Medical + Iora Health Announced Markets
~$20B
Current Iora Health markets
Total TAM
~$870 Billion

(1) Centers for Medicare & Medicare Services (CMS). (2) Commercial segment represents estimated primary care spend for US population with commercial insurance per US Census 2019 American Community Survey and One Medical primary care market estimate. (3) One Medical markets and top 50 MSAs represent estimated primary care spend for those under 65 with commercial insurance per US Census 2019 American Community Survey. (4) Revenue PMPM before medical expenses used to calculate TAM; Enrollment data as of January 2020. Source: CMS; DRG. Assumes the following MA lives: ~2M lives in Iora Health's current markets; ~8M lives in One Medical + Iora Health Markets; ~13M lives in Top 50 MSAs; ~24M lives in Total U.S. (5) Note: Direct Contracting Program went live in April 2021. Direct Contracting model represents potential 30x or more annual revenue opportunity for aligned lives for full-risk global models. Assumes the following Original Medicare Lives: ~2M in Iora Health's current markets; ~11M in One Medical + Iora Health markets; ~17M in Top 50 MSAs; ~38M in Total U.S. Source: CMS. Note that Direct Contracting eligibility requirements could impact the number of beneficiaries eligible for alignment with Iora Health.

18

19 Attractive Valuation and Growth Profile (1) One Medical revenue growth based on 2020 reported financials and the mid-point of 2021 revenue outlook provided on 5/12/2021 of $465M - $485M for FY21. Iora Health’s 2020 financials are preliminary and unaudited as of December 31, 2020. Revenue based on ASC 606. Iora Health 2021 revenue based on One Medical Management-Adjusted Iora Health Projections. (2) One Medical market data as of 6/4/2021. 2020 revenues based on reported financials. 2021 revenue based on mid-point of 2021 revenue outlook provided on 5/12/2021 of $465M - $485M. (3) Iora Health multiple reflects implied total transaction value of $2.1Bn. Iora Health’s 2020 financials are preliminary and unaudited. Revenue based on ASC 606. Iora Health 2021 revenue based on One Medical Management-Adjusted Iora Health Projections. 2020 2020 2021E2021E 13.1x AV / Revenue (2)(3) 25% 41% 2021E Revenue Growth YoY(1) 10.5x 7.0x 9.9x

20 Summary Forecast Pre-Synergies Prepared in connection with the transaction (1) 2021 Represents the mid-point of 2021 outlook provided on 5/12/2021: FY21 revenue of $465M - $485M, FY21 care margin of $170M - $190M, FY21 adjusted EBITDA of ($20M) - breakeven. (2) Iora Health’s 2020 financials are preliminary and unaudited. Revenue based on ASC 606. 2021 financials are based on One Medical Management-Adjusted Iora Health Projections. One Medical 2020 2021E(1) Total Revenue % year-over-year $380M $475M 25% Total Care Margin $145M $180M % of revenue 38% 38% Total Adj. EBITDA ($14M) ($10M) % of revenue (4%) (2%) Iora Health(2) 2020 2021E Total Revenue % year-over-year $213M $299M 41% Total Care Margin ($35M) ($39M) % of revenue (16%) (13%) Total Adj. EBITDA ($75M) ($90M) % of revenue (35%) (30%)

21 2017 Member Cohort 2018 Member Cohort 2019 Member Cohort 2020 Member Cohort Historical Medical Claims Expense Ratio Risk-based membership economics allow Iora Health to capture value created through improved care quality and outcomes ● Membership-driven business model ● Value-based contracts create predictable and visible per-member revenue streams ● Revenue Per Member can improve over time through quality-improvement initiatives ● Medical Claims Expense1 can improve over time from primary care engagement and population health management, improving member health and satisfaction, while reducing the need for avoidable and costly care, thus lowering total costs for seniors, plan sponsors, and CMS ● Improvements in Medical Claims Expense Ratio create a flywheel for future growth investment as well as long-term profitability Iora Health: Business Model 27 percentage points improvement over 4 years Demonstrated track record of improving medical claims expense ratio with member tenure Year 1 Year 2 Year 3 Year 4 (1) Medical Claims Expense represents costs paid to third-parties for care delivered outside of Iora Health’s primary care Medical Claims Expense Revenue Medical Claims Expense Ratio =

22 Iora Health: Attractive Mature Risk-Based Economics Target Risk-Based Membership Economics (1) Cost of care excludes depreciation and amortization and primarily includes provider and support employee-related costs for both in-office and virtual care, occupancy costs, medical supplies, insurance and other operating costs ● One Medical & Iora Health can build upon their track records of lowering healthcare costs across different patient populations to further improve Medical Claims Expense and Cost of Care1 over time ● Optimizing Care Margin and SG&A by leveraging combined technology, people, real estate, and go-to-market strategies ● Targeting long-term Adjusted EBITDA of 17%+ of revenue per member 17%+ Long-term Adj. EBITDA per member Revenue Medical Claims Expense Cost of Care1 SG&A Adj. EBITDA Opportunity to leverage One Medical’s technology to deliver attractive, long-term economics across Medicare patients Medical Claims Expense Revenue Medical Claims Expense Ratio =

23 Revenue synergies through accelerated membership growth ● Opportunity to serve parents and grandparents of One Medical’s 598K members ● Expand into Medicare services in One Medical markets ● Expand into Commercial services in Iora Health Markets ● Seamless age-in and extend lifetime relationship with members as they transition from Commercial to Medicare ● Leverage brand recognition to accelerate membership growth in overlapping markets ● Leverage Health Network Relationships ● Further potential additional synergies in new markets and services $350M+ annual revenue synergies by 2025 Synergy Opportunities Reduce Medical Costs Engage Members Drive Membership Synergies enabled by One Medical’s strengths

24 Synergy Opportunities Enhanced cost savings for improved profitability ● Efficiencies across virtual and in-person care delivery, space design, staffing, processes and technology platforms ● Increased leverage across existing investment base ● Combined business models for greater scale ● Reciprocal access across offices to optimize combined physical footprint ~$30M annual net cost synergies by 2025 ~$30M cumulative Capex savings through 2025 Adj. EBITDA Breakeven Around Year End 2024

25 Long-Term Projections (Non-GAAP) Mid-20%+ Long-term Annual Revenue Growth 20% Long-term Adjusted EBITDA Margin Target +One Medical Long-Term Goals 17%+ Long-term Adjusted EBITDA Margin Target Mid-30% 2020 - 2030 Revenue CAGR

26 One Medical + Iora Health Aligned missions, models and cultures to transform healthcare Positions One Medical to advance the health of members across every stage of life Extends One Medical’s platform to deliver multi-modal care -- with 24/7 national digital health and in-person care -- across a combined 28 markets Accelerates the expansion of two high-growth organizations, with complementary cultures and models serving as a premier place to practice modernized healthcare Opportunity to create significant value, with an expected $350+ million in annual revenue synergies by 2025, ~$30 million in annual net cost synergies by 2025, and with ~$30 million in cumulative capex savings through 2025 Creates a premier national member-based, technology-powered primary care platform to deliver better health, better care, and lower costs seamlessly across Commercial and Medicare populations Expands potential market opportunity to $870 billion across Commercial and Medicare segments, including the new Medicare Direct Contracting program Enhances One Medical’s risk-taking capabilities and extends One Medical into full-risk Medicare reimbursement models Amplifies power of purpose-built technologies to deliver premier member experiences, population health, provider support, and value-based care across every stage of life

27 Transforming healthcare for all through a human-centered, technology-powered model to deliver better health, better care, and better value at every stage of life +

28 Thank You

Additional Information and Where to Find It One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger. Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.” Participants in the Solicitation The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above Forward Looking Statements This communication contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this presentation other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this communication may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits and potential synergies of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this communication to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov. This communication also contains statistical data and estimates made by independent parties and by One Medical and Iora relating to market size and growth, as well as other data about industries and businesses. This data involves a number of assumptions and limitations, and neither One Medical nor Iora have independently verified the accuracy or completeness of this data. Neither One Medical, Iora nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this communication. In addition, projections, assumptions and estimates of future performance and the future performance of the markets in which One Medical and Iora operate are necessarily subject to a high degree of uncertainty and risk.